UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Windtree Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97382D204
(CUSIP Number)

Dr. Li Xiaoyi

LPH II Investments Limited

1/F, Building 20E, Phase 3

Hong Kong Science Park, Shatin, Hong Kong

+852 2314-1282

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6th, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97382D204

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LPH II Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF and OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
5,876,935 (1) (2)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
5,876,935 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,876,935 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.7% (1) (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)	See Item 3 below.

(2)	Calculations are based upon approximately 42,903,983 shares of Common Stock of the Issuer outstanding as of December 6, 2019, including 41,035,282 shares of Common Stock of the Issuer outstanding as reported by the Issuer to the Reporting Person and assuming the conversion of all Series C Warrants (into 135,417 shares of Common Stock), Series F Warrants (into 307,859 shares of Common Stock), Series G Warrants (into 597,610 shares of Common Stock), and Series I Warrants (into 827,815 shares of Common Stock) directly beneficially owned by the Reporting Person regardless of whether they are convertible or exercisable within 60 days.

This Amendment No. 2 (the “Amendment”) amends the statement on Schedule 13D originally filed by LPH II Investments Limited, a company incorporated in the Cayman Islands with limited liability (the “Reporting Person”), on April 16, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on December 31, 2018 (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to a Securities Purchase Agreement dated as of March 30, 2018 (the “Initial SPA”), the Reporting Person purchased an aggregate of 541,667 shares of Common Stock (“Common Stock”) and 135,417 Series C Warrants (the “Series C Warrants”) for a total consideration of $2,600,000 (the “Initial Financing”). The source of funding for the purchase price was derived from Lee’s proceeds from selling 26% of its ownership interest in another subsidiary LPH Investments Limited. The Series C Warrants may be exercised at any time beginning six months after the date of issuance and through the seventh anniversary of the date of issuance.

Effective December 21, 2018, the Issuer entered into a Securities Purchase Agreement (the “2018 SPA”) and a Registration Rights Agreement (the “2018 Registration Rights Agreement”) with select institutional investors (the “2018 Investors”) (the “2018 Financing”), whereby the Reporting Person converted $6.0 million of existing debt obligations in the 2018 Financing on the same terms as the 2018 Investors. In connection with the 2018 Financing, the Issuer issued and the Reporting Person received (i) 1,810,938 shares of Common Stock, (ii) 307,859 Series F Warrants (the “Series F Warrants”) to purchase an aggregate of 307,859 shares of Common Stock, at an exercise price equal to $3.68 per share and (iii) 597,610 Series G Warrants to purchase an aggregate of 597,610 shares of Common Stock, at an exercise price equal to $4.05 per share (the “Series G Warrants”). The Series F Warrants may be exercised after the date of issuance and through the 18-month anniversary of the date of issuance and the Series G Warrants may be exercised through the 5-year anniversary of the date of issuance.

In connection with a merger transaction between the Issuer and, amongst others, a wholly-owned subsidiary of the Issuer, the board of directors of the Issuer declared a dividend to the holders of record of outstanding shares of Common Stock, and holders of certain warrants to purchase Common Stock, that were outstanding on December 20, 2018 of 0.5731 Series H AEROSURF Warrant, for each share of Common Stock held by a shareholder or each warrant held by a warrant holder, as applicable, on the record date (the “AEROSURF Warrants”). As of the date hereof, no AEROSURF Warrant has been issued to the Reporting Person, thus will not be included in the calculation of the number of shares beneficially owned by the Reporting Person(s) hereunder.

Effective December 6, 2019, the Issuer entered into a Securities Purchase Agreement (the “2019 SPA”) and a Registration Rights Agreement (the “2019 Registration Rights Agreement”) with select institutional investors (the “2019 Investors”) (the “2019 Financing”), whereby the Reporting Person subscribed for and purchased 1,655,629 shares of Common Stock of the Issuer for a total consideration of $5.0 million. Pursuant to the 2019 SPA, the Issuer issued and the Reporting Person received (i) 1,655,629 shares of Common Stock; and (ii) 827,815 Series I Warrants (the “Series I Warrants”) to purchase an aggregate of 827,815 shares of Common Stock (the “Series I Warrant Shares”) at an exercise price equal to $4.03 per share. The source of funds for the purchase price under the 2019 SPA was derived from the working capital of Lee’s. The Series I Warrants may be exercised at any time beginning six months after the date of issuance and through the fifth anniversary of the date of issuance. The Series I Warrants may be exercised for cash or on a cashless basis if there is no effective registration statement registering the resale of the Series I Warrant Shares.

The Series C Warrants, Series F Warrants and Series G Warrants may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 9.99% (or other percent as designated by each holder) of the Issuer’s outstanding shares of Common Stock (such limitation, the “9.99% Beneficial Ownership Limitation”). The Series I Warrants may not be exercised to the extent that the holder thereof would, following such exercise or conversion, beneficially own more than 4.99% (or other percent as designated by each holder not to exceed 19.99%) of the Issuer’s outstanding shares of Common Stock (such limitation, the “4.99% Beneficial Ownership Limitation”).

Due to the influencing of control effect resulting from the consummation of the transactions pursuant to and in connection with the Initial SPA, the 2018 SPA, and the 2019 SPA, regardless of whether the Series C Warrants, Series F Warrants, Series G Warrants, and the Series I Warrants (together, the “Derivative Shares”) are currently exercisable, the beneficial ownership of the Derivative Shares is included in the calculation of the beneficial ownership percentage of the Reporting Person reported in this Schedule 13D in accordance with Rule 13d-3(d)(1).

Item 4.	Purpose of Transaction Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Lee’s believes that the Issuer’s Common Stock is an attractive strategic investment that fits into their goals to globalize their business, strengthen their position in critical neonatal care, and further expand the reach of their acute pulmonary care portfolio. Through the acquisition of 541,667 shares of Common Stock and 135,417 Series C Warrants pursuant to the terms of the Initial SPA on April 4, 2018, the acquisition of 1,810,938 shares of Common Stock, 307,859 Series F Warrants, and 597,601 Series G Warrants pursuant to the terms of the 2018 SPA on December 21, 2018, and the acquisition of 1,655,629 shares of Common Stock and 827,815 Series I Warrants pursuant to the terms of the 2019 SPA on December 6, 2019, the Reporting Person now beneficially owns 13.7% of the Common Stock outstanding, assuming the exercise of all Series C Warrants, Series F Warrants, Series G Warrants, and Series I Warrants beneficially owned by the Reporting Person regardless of the 9.99% Beneficial Ownership Limitation and the 4.99% Beneficial Ownership Limitation, as applicable.

The Issuer is principally engaged in clinical-stage biotechnology business focused on developing aerosolised KL4 surfactant therapies for respiratory diseases and other potential applications. Lee’s is of the view that the Initial Financing, the 2018 Financing, and the 2019 Financing provide synergetic effects to the Issuer and its wholly owned subsidiaries (together, the “Issuer Group”) by leveraging on the expertise of the 2018 Investors and the 2019 Investors in respect of provision and management of drug developing business, which will benefit and complement the growth of the Issuer Group and will enable the Issuer Group to raise capital needed to fund continued development of its pipeline products. In addition, Lee’s is of the view that the Initial Financing, the 2018 Financing, and the 2019 Financing represent opportunities to enhance the working capital and broaden the capital base of the Issuer Group and are beneficial to Lee’s and its subsidiaries.

Lee’s and its subsidiaries intend to continue to hold the Common Stock for long-term investment purposes. Nevertheless, depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor: (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through any trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable; and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

Item 5.	Interest in Securities of the Issuer Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The beneficial ownership percentage for the Reporting Person described in this Schedule 13D is based on (i) 541,667 shares of Common Stock acquired directly by the Reporting Person in connection with the Initial SPA, (ii) 135,417 Series C Warrants exercisable into 135,417 shares Common Stock acquired directly by the Reporting Person in connection with the Initial SPA, (iii) 1,810,938 shares of Common Stock received directly by the Reporting Person through the conversion of $6 million of existing debt obligations in connection with the 2018 Financing, (iv) 307,859 Series F Warrants exercisable into 307,859 shares of Common Stock acquired directly by the Reporting Person in connection with the 2018 Financing, (v) 597,610 Series G Warrants exercisable into 597,610 shares of Common Stock acquired directly by the Reporting Person in connection with the 2018 Financing, (vi) 1,655,629 shares of Common Stock acquired directly by the Reporting Person in connection with the 2019 SPA, and (vii) 827,815 Series I Warrants exercisable into 827,815 shares of Common Stock acquired directly by the Reporting Person in connection with the 2019 SPA. As of December 6, 2019, the Reporting Person beneficially owned 5,876,935 shares of the Common Stock of the Issuer. The Reporting Person’s ownership constitutes approximately 13.7% of the Common Stock outstanding based on approximately 42,903,983 shares of Common Stock outstanding as of December 6, 2019, as reported by the Issuer to the Reporting Person, assuming the exercise of all of the Series C Warrants, the Series F Warrants, the Series G Warrants, and the Series I Warrants beneficially owned by the Reporting Person regardless of the 9.99% Beneficial Ownership Limitation and the 4.99 Beneficial Ownership Limitation, as applicable.

(b) The Reporting Person directly holds, and has voting and dispositive power over, the 541,667 shares of Common Stock acquired by it in connection with the Initial SPA, the 1,810,938 shares of Common Stock acquired by it in connection with the 2018 Financing, and 1,655,629 shares of Common Stock acquired by it in connection with the 2019 SPA. Additionally, the Reporting Person directly holds, and has dispositive power over, the 135,417 Series C Warrants, the 307,859 Series F Warrants, the 597,610 Series G Warrants, and the 827,815 Series I Warrants. Lee’s, as the 100% shareholder of the Reporting Person, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) such shares and warrants.

(c) Except as described above, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the past sixty days.

(d) No person other than the Reporting Person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock as reported by the Reporting Person in this Amendment No. 2 to Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The descriptions in Item 3 and Item 4 of this Schedule 13D are incorporated herein by reference.

In connection with the Initial SPA, the Issuer entered into a Registration Rights Agreement, dated as of March 30, 2018, with the Reporting Person (the “Series C Warrant Registration Rights Agreement”), pursuant to which the Issuer is obligated to file, within 90 days from March 30, 2018, an initial resale registration statement with the Securities and Exchange Commission (the “Commission”) to register for subsequent resale of the Common Stock and the Series C Warrant Shares. The Issuer is required to seek registration of 25% of the Common Stock and the Series C Warrant Shares on such initial resale registration statement. From time to time, following the 180th day from March 30, 2018, the Reporting Person or a majority of the holders of the Common Stock and the Series C Warrant Shares may require the Issuer to file additional registration statement(s) to register the resale of the balance of the Common Stock and the Series C Warrant Shares, subject to certain limitations.

In connection with the 2018 SPA, the Issuer entered into the 2018 Registration Rights Agreement, pursuant to which the Issuer agreed to file by May 1, 2019 a resale registration statement with the Commission to register for subsequent resale the shares of Common Stock issued in the 2018 Financing, the Series F Warrants and the Series G Warrants.

In connection with the 2019 SPA, the Issuer entered into a Registration Rights Agreement, dated as of December 6, 2019 (the “2019 Registration Rights Agreement”), pursuant to which the Issuer has agreed to file, by the earlier of four trading days following the filing of the Issuer’s annual report on Form 10-K or April 10, 2020, with the Commission to register for subsequent resale the shares of Common Stock issued in the 2019 Financing and the Series I Warrant Shares.

The description of the Initial SPA, the Series C Warrant Registration Rights Agreement, the 2018 SPA, the 2018 Registration Rights Agreement, the Series F Warrants, the Series G Warrants, the AEROSURF Warrants, the 2019 SPA, the 2019 Registration Rights Agreement, and the Series I Warrants, do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements as filed with the Commission as follows:

(1)	Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018;

(2)	Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 4, 2018;
(3)	Form of AEROSURF Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 21, 2018;

(4)	Securities Purchase Agreement, attached as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(5)	Registration Rights Agreement, attached as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(6)	Form of Series F Warrant, attached as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(7)	Form of Series G Warrant, attached as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 21, 2018;

(8)	Securities Purchase Agreement, attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2019;

(9)	Registration Rights Agreement, attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2019; and

(10)	Form of Series I Warrant, attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 6, 2019.

Item 7.	Material to Be Filed as Exhibits Item 7 of the Schedule 13D is hereby amended by adding the following after Exhibit 7.06:

Exhibit 7.07	Securities Purchase Agreement dated as of December 6, 2019 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 6, 2019).

Exhibit 7.08	Registration Rights Agreement dated as of December 6, 2019 (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 6, 2019).

Exhibit 7.9	Form of Series I Warrant (Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 6, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 20, 2019

LPH II Investments Limited

By:	/s/ Dr. Li Xiaoyi
Name:	Dr. Li Xiaoyi
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).